

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

William Shepro
Chairman and Chief Executive Officer
Altisource Portfolio Solutions S.A.
40, avenue Monterey
L-2163 Luxembourg
Grand Duchy of Luxembourg

Re: Altisource Portfolio Solutions S.A.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 11, 2021
File No. 001-34354

Dear Mr. Shepro:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services